ICARUS BLOCKCHAIN GROUP INC.



ANNUAL REPORT

Roelstraat 22A

Paramaribo, FL 00000

0

www.ourox.io

This Annual Report is dated May 13, 2021.

BUSINESS

We are a software development company offering FinTech solutions to Latin America and Caribbean markets, initially, with plans to expand globally. We are using blockchain technology to develop a FinTech platform for the Caribbean and Latin American regions that provides merchant services and blockchain technology development for institutional and corporate clients in the region. In addition, we are developing a platform for consumers and merchants to buy and sell digital currencies. The Company has a wholly-owned subsidiary named Icarus Systems NV, which is a Suriname company. Icarus Systems NV holds the intellectual property underlying the Company's digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.

Previous Offerings

Between 2020 and 2019, we sold 13723 [shares of common stock] in exchange for $22,818.82 per share under Regulation Crowdfunding.

Name: Series A Common Stock

Type of security sold: Equity

Final amount sold: $4,800,000.00

Number of Securities Sold: 6,000,000

Use of proceeds: The Company acquired the equity of Icarus Systems NV, which holds the intellectual property for the digital exchange platform that the Company will operate.

Date: August 24, 2018

Offering exemption relied upon: Section 4(a)(2)

Name: Series B Common Stock

Type of security sold: Equity

Final amount sold: $22,818.82

Number of Securities Sold: 13,723

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2020 Compared to 2019

How long can the business operate without a revenue:

The company ran out of funds but halted all operational costs to save resources. The business needs to raise additional capital to resume business and is working on the development of several products to generate revenue.

Foreseeable major expenses based on projections:

Research and development costs to develop additional features and products. Legal expenses to apply for MTL and ATS licenses in multiple jurisdictions.

Future operational challenges:

Growing the user base in multiple jurisdictions. Finding the right and qualified employees.

Future challenges related to capital resources:

If we scale/grow too fast, we might need additional capital at an accelerated rate.

Future milestones and events:

We plan to do a Reg D offering after the Reg CF, which will enable us to accelerate growth.

Liquidity and Capital Resources

At December 31, 2020, the Company had cash of $2,239.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

The Company does not have any material terms of indebtedness.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Maya Parbhoe

Maya Parbhoe's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: CEO, Director, Chairperson and Chief Executive Officer

Dates of Service: August 23, 2018 - Present

Responsibilities: CEO, Director, Chairperson and Chief Executive Officer shall have general executive powers and shall have and may exercise any and all other powers and duties pertaining by law, regulations or practice to the office of the Chairman and the Chief Executive Officer, or imposed by the Bylaws of the Company.

Other business experience in the past three years:

Employer: Icarus Geosystems NV

Title: Chief Financial Officer

Dates of Service: October 25, 2015 - Present

Responsibilities: Internal financial controls, business development and strategy.

Name: Zeenat William

Zeenat William's current primary role is with Liberty Global. Zeenat William currently services 40 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Financial Officer

Dates of Service: August 23, 2018 - Present

Responsibilities: is the senior executive responsible for managing the financial actions of a company. The CFO's duties include tracking cash flow and financial planning as well as analyzing the company's financial strengths and weaknesses and proposing corrective actions.

Position: Treasurer

Dates of Service: August 23, 2018 - Present

Responsibilities: has a watchdog role over all aspects of financial management, working closely with other members of the Management Committee to safeguard the organisation's finances. In summary, the Treasurer is responsible for: General financial oversight. Funding, fundraising and sales.

Position: Director

Dates of Service: August 23, 2018 - Present

Responsibilities: Oversight of the business and activities of the Company

Other business experience in the past three years:

Employer: Liberty Global

Title: Manager Financial Controls Compliance

Dates of Service: November 01, 2017 - Present

Responsibilities: is responsible for establishing and maintaining internal control to achieve the objectives of effective and efficient operations, reliable financial reporting, and compliance with applicable laws and regulations.

Other business experience in the past three years:

Employer: Ernst & Young

Title: Manager Risk Advisory

Dates of Service: November 01, 2016 - November 02, 2017

Responsibilities: helping our clients improve the internal controls, risk management, governance, and compliance of their operations.

Other business experience in the past three years:

Employer: Price Waterhouse Coopers

Title: Senior Associate Assurance

Dates of Service: September 01, 2012 - October 31, 2016

Responsibilities: Examine financial and accounting records and tangible items such as plant and equipment or review certain processes or procedures being performed. Ask a range of questions from formal written questions to informal oral questions of a range of individuals at the organization. Obtain written confirmations of a certain matters. Test some of the organization's internal controls. Make judgments on significant estimates or assumptions that management made when they prepared the financial report.

Name: Nadira Ramautarsing

Nadira Ramautarsing's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Marketing Officer

Dates of Service: August 21, 2018 - Present

Responsibilities: is responsible for overseeing the planning, development and execution of an organization's marketing and advertising initiatives

Other business experience in the past three years:

Employer: Wulterkens LLP

Title: Owner

Dates of Service: March 01, 2012 - Present

Responsibilities: Marketing, Finance, Purchasing, Sales, Managing

Name: Rajiv Kamperveen

Rajiv Kamperveen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Creative Officer

Dates of Service: August 23, 2018 - Present

Responsibilities: Is responsible for managing and directing the creative team and their output. Work history is non-existent, still a student.

Name: Gian Baldew

Gian Baldew's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Co-Founder and Vice President Business Development

Dates of Service: August 23, 2018 - Present

Responsibilities: developing and executing company sales and marketing plans, including implementing new ideas and tools for the company. They provide direction and planning for the company and oversee the workings of the company.

Position: Secretary

Dates of Service: August 23, 2018 - Present

Responsibilities: is responsible for maintaining accurate documentation and meeting any legal requirements such as annual filing deadlines.

Position: Director

Dates of Service: August 23, 2018 - Present

Responsibilities: Oversight of the business and affairs of the Company

Other business experience in the past three years:

Employer: SUIT NV

Title: Business Developer and Manager

Dates of Service: January 01, 2015 - Present

Responsibilities: developing and executing company sales and marketing plans, including implementing new ideas and tools for the company. Provide direction and planning for the company and oversee the workings of the company.

Name: Serge Tjin Wong Joe

Serge Tjin Wong Joe's current primary role is with Icarus Geosystems NV. Serge Tjin Wong Joe currently services 20 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

Position: President of Business Development and Co-Founder

Dates of Service: August 23, 2018 - Present

Responsibilities: Responsible for seeking out new business opportunities for organizations. Develop, coordinate and implement plans designed to increase existing business and capture new opportunities.

Other business experience in the past three years:

Employer: Icarus Geosystems NV

Title: Chief Technical Officer

Dates of Service: October 01, 2015 - Present

Responsibilities: Responsible for overseeing all technical aspects of the company. The CTO works with Executive Management to grow the company through the use of technological resources.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2020, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Series A Common Stock

Stockholder Name: Maya Parbhoe

Amount and nature of Beneficial ownership: 3,060,000

Percent of class: 40.8

Title of class: Series A Common Stock

Stockholder Name: Serge Tjin Wong Joe

Amount and nature of Beneficial ownership: 2,340,000

Percent of class: 31.2

RELATED PARTY TRANSACTIONS

Name of Entity: Maya Parbhoe

Relationship to Company: 20%+ Owner

Nature / amount of interest in the transaction: Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.

Material Terms: Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.

Name of Entity: Serge Tjin Wong Joe

Relationship to Company: Officer

Nature / amount of interest in the transaction: Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Material Terms: Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Name of Entity: Gian Baldew

Relationship to Company: Director

Nature / amount of interest in the transaction: Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Material Terms: Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

OUR SECURITIES

Our authorized capital stock consists of 6,000,000 shares of common stock, par value $0.00001 per share. As of December 31, 2020, 6,000,000- shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

As of December 31, 2020, 13,723 - shares of common B stock are outstanding.
Name: Series B Common Stock
Type of security sold: Equity
Final amount sold: $22,818.82

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 13, 2021.

ICARUS BLOCKCHAIN GROUP INC.

By   /s/ *M. I. Parbhoe*

Name: <u>M. I. Parbhoe</u>

Title: Chief Executive Officer

Exhibit A

FINANCIAL STATEMENTS

I, Maya Inusha Parbhoe, the Chief Executive Officer of Icarus Blockchain Group Inc., hereby certify that the financial statements of Icarus Blockchain Group Inc., and notes thereto from the previous year January 1, 2020 to December 31, 2020, are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 10th of APRIL 2021.

Maya Parbhoe   (Signature)

CEO   (Title)

April, 10th 2021   (Date)

ICARUS BLOCKCHAIN GROUP INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM PREVIOUS YEAR (JANUARY 1, 2020) TO DECEMBER 31, 2020

Icarus Blockchain Group Inc.
Index to Financial Statements
(unaudited)

ICARUS BLOCKCHAIN GROUP INC.
BALANCE SHEETS
DECEMBER 31, 2020
(unaudited)

Assets		
Current Assets:		
Cash	$	2,239
Total Current Assets		2,239
Non-Current Assets		
Property, Plant & Equipment		-
Total Non-Current Assets		-
Total Assets		2,239
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		122,730
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		122,730
Stockholders' Equity		
Class A Common Stock, par value $0.00001 10,000,000 shares authorized, 6,000,000 issued and outstanding		60
Additional Paid In Capital		0
Retained Earnings		-
Net Income		(0)
Total Stockholders' Equity		(0)
Total Liabilities and Stockholders' Equity	$	2,239

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF OPERATIONS
FOR PERIOD JANUARY 01, 2020 TO DECEMBER 31, 2020
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start-Up Costs		0
Total Operating Expenses		0
Net Income	$	(0)

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR (JANUARY, 2020) TO DECEMBER 31, 2020
(unaudited)

| | Class A Common Stock | | Additional Paid In Capital | Retained Earnings | Stockholders' Equity |
	Shares	Amount			
January 1, 2020	-	$ -	$ -	$ -	$ -
Issuance of Founders Shares	6,000,000	60	0	-	0
Net Income	-	-	-	(0)	(0)
December 31, 2020	6,000,000	$ 60	$ 0	$ (0)	$ (0)

6

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF CASH FLOWS
FOR PERIOD JANUARY 1, 2020 TO DECEMBER 31, 2020
(unaudited)

Cash Flows From Operating Activities	
Net Income	$ (0)
Net Cash Used in Operating Activities	(0)
Cash Flows From Financing Activities	
Contribution	
Net Cash Flows From Financing Activities	
Increase in Cash and Cash Equivalents	2,239
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$ 2,239
Supplemental Disclosures of Cash Information:	
Cash paid for interest	$ -
cash paid for income taxes	$ -

NOTE 1 – NATURE OF OPERATIONS

Icarus Blockchain Group Inc. was formed on August 23nd 2018 ("Inception") in the State of Delaware. The financial statements of Icarus Blockchain Group Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Paramaribo, Suriname.

Icarus Blockchain Group Inc. will be developing software for enterprises, companies, institutions and customers in the Caribbean and Latin American regions. Improving the financial infrastructure of the region by implementing Blockchain, distributed ledger technology, mobile applications, artificial intelligence technology and cloud computing. The company will also be developing a multi-vendor marketplace to allow peer-to-peer transactions between vendors and buyers. It is the company's mission to improve digital infrastructure for businesses and consumers in the region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 10, 2020. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the development and sale of software and licensing thereof and the exploitation of services in Latin America and the Caribbean, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31st 2020, the company has currently issued 6,000,000 shares of our common stock. 1,500,000 shares have been reserved for the Employee Incentive Plan, though no shares have been granted to date.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a wholly owned subsidiary named Icarus Systems NV, which is a Suriname company. Icarus Systems NV holds the intellectual property underlying the Company's digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.

Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.

Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time, which would have a material effect on these financial statements.

I, Maya Inusha Parbhoe, the Chief Executive Officer of Icarus Blockchain Group Inc., hereby certify that the financial statements of Icarus Blockchain Group Inc., and notes thereto from the previous year January 1, 2019 to December 31, 2019, are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 9th of SEPTEMBER 2020.

_____ (Signature)

CEO
_____ (Title)

September, 9 2020
_____ (Date)

ICARUS BLOCKCHAIN GROUP INC.

FINANCIAL STATEMENTS
(UNAUDITED)

FROM PREVIOUS YEAR (JANUARY 1, 2019) TO DECEMBER 31, 2019

Icarus Blockchain Group Inc.
Index to Financial Statements
(unaudited)

ICARUS BLOCKCHAIN GROUP INC.
BALANCE SHEETS
DECEMBER 31, 2019
(unaudited)

Assets		
Current Assets:		
Cash	$	17,652
Total Current Assets		17,652
Non-Current Assets		
Property, Plant & Equipment		-
Total Non-Current Assets		-
Total Assets		17,652
Liabilities and Equity		
Current Liabilities		
Trade and other borrowings		-
Short-term borrowings		122,730
Total Current Liabilities		-
Non-Current Liabilities		-
Long-term borrowings		-
Total Non-Current Liabilities		-
Total Liabilities		122,730
Stockholders' Equity		
Class A Common Stock, par value $0.00001 10,000,000 shares authorized, 6,000,000 issued and outstanding		60
Additional Paid In Capital		99,940
Retained Earnings		-
Net Income		(205,078)
Total Stockholders' Equity		(105,078)
Total Liabilities and Stockholders' Equity	$	17,652

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF OPERATIONS
FOR PERIOD JANUARY 01, 2019 TO DECEMBER 31, 2019
(unaudited)

Revenue	$	-
Cost of Sales		-
Gross Profit		
Operating Expenses-		
Start-Up Costs		205,078
Total Operating Expenses		205,078
Net Income	$	(205,078)

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF STOCKHOLDERS' EQUITY
FOR (AUGUST 23, 2018) TO DECEMBER 31, 2018
(unaudited)

| | Class A Common Stock | | Additional Paid In Capital | Retained Earnings |
	Shares	Amount		
January 1, 2019	-	$ -	$ -	$ -
Issuance of Founders Shares	6,000,000	60	99,940	-
Net Income	-	-	-	(205,078)
December 31, 2019	6,000,000	$ 60	$ 99,940	$ (205,078)

ICARUS BLOCKCHAIN GROUP INC.
STATEMENTS OF CASH FLOWS
FOR PERIOD JANUARY 1, 2019 TO DECEMBER 31, 2019
(unaudited)

Cash Flows From Operating Activities		
Net Income	$	(205,078)
Net Cash Used in Operating Activities		(205,078)
Cash Flows From Financing Activities		
Contribution		
Net Cash Flows From Financing Activities		
Increase in Cash and Cash Equivalents		17,652
Cash and cash equivalents, beginning of period		-
Cash and cash equivalents, end of period	$	17,652
Supplemental Disclosures of Cash Information:		
Cash paid for interest	$	-
cash paid for income taxes	$	-

NOTE 1 – NATURE OF OPERATIONS

Icarus Blockchain Group Inc. was formed on August 23nd 2018 ("Inception") in the State of Delaware. The financial statements of Icarus Blockchain Group Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Paramaribo, Suriname.

Icarus Blockchain Group Inc. will be developing software for enterprises, companies, institutions and customers in the Caribbean and Latin American regions. Improving the financial infrastructure of the region by implementing Blockchain, distributed ledger technology, mobile applications, artificial intelligence technology and cloud computing. The company will also be developing a multi-vendor marketplace to allow peer-to-peer transactions between vendors and buyers. It is the company's mission to improve digital infrastructure for businesses and consumers in the region.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

      Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

      Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

      Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of April 28, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company will recognize revenues from the development and sale of software and licensing thereof and the exploitation of services in Latin America and the Caribbean, when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation

The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Delaware state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT

The company currently has no debt.

NOTE 4 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock

We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of December 31st 2019, the company has currently issued 6,000,000 shares of our common stock. 1,500,000 shares have been reserved for the Employee Incentive Plan, though no shares have been granted to date.

NOTE 6 – RELATED PARTY TRANSACTIONS

The Company has a wholly owned subsidiary named Icarus Systems NV, which is a Suriname company. Icarus Systems NV holds the intellectual property underlying the Company's digital exchange platform and will operate the digital exchange platform in the Caribbean and Latin America. Icarus Systems NV has no other assets or liabilities.

Upon the formation of the Company, Maya Parbhoe acquired 3,060,000 shares of Series A Common Stock in exchange for her equity ownership of Icarus Systems NV.

Upon the formation of the Company, Serge Tjin Wong Joe acquired 2,340,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

Upon the formation of the Company, Gian Baldew acquired 600,000 shares of Series A Common Stock in exchange for his equity ownership of Icarus Systems NV.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2019, the issuance date of these financial statements. There have been no other events or transactions during this time, which would have a material effect on these financial statements.

CERTIFICATION

I, M. I. Parbhoe, Principal Executive Officer of ICARUS BLOCKCHAIN GROUP INC., hereby certify that the financial statements of ICARUS BLOCKCHAIN GROUP INC. included in this Report are true and complete in all material respects.

M. I. Parbhoe

Principal Executive Officer